UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41310

ZENTEK LTD.

(Registrant)

24 Corporate Court

Guelph, Ontario N1G 5G5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") to the report on Form 6-K originally furnished with the U.S. Securities and Exchange Commission on November 14, 2024 (the "Initial Report"), is being filed in order to incorporate Exhibits 99.1, 99.2, 99.3, and 99.4 filed as part of the Initial Report into the Registrant's Registration Statement on Form F-3 (File No. 333-278886). Except as set forth herein, there are no other changes to the Initial Report.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1, 99.2, 99.3, and 99.4 included with this Amendment No. 1 are hereby incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-278886) and shall be deemed to be a part thereof from the date on which the Initial Report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: February 27, 2025	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended September 30, 2024 and 2023 (incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-41310) as furnished to the Securities and Exchange Commission on November 14, 2024)

99.2	Management's Discussion and Analysis For the three and six-month periods ended September 30, 2024 (incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-41310) as furnished to the Securities and Exchange Commission on November 14, 2024)

99.3	Certification of Interim Filings CEO dated November 13, 2024 (incorporated by reference to Exhibit 99.3 to the Form 6-K (File No. 001-41310) as furnished to the Securities and Exchange Commission on November 14, 2024)

99.4

Certification of Interim Filings CFO dated November 13, 2024 (incorporated by reference to Exhibit 99.4 to the Form 6-K (File No. 001-41310) as furnished to the Securities and Exchange Commission on November 14, 2024)